[redacted]

15048031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., DC
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Hunter Securities, LLC

OFFICIAL USE ONLY
123003
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras St., Suite 3100
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson 504-527-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel O. Conwill IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Global Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO
Title

Notary Public

GARY EDWARD MERINGER
NOTARY PUBLIC
NOTARY PUBLIC ID # 89480
MY COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL HUNTER SECURITIES, LLC

Audit of Financial Statement

December 31, 2014

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Global Hunter Securities, LLC

We have audited the accompanying statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 26, 2015

GLOBAL HUNTER SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and Cash Equivalents	$ 568,652
Accounts Receivable, Net of Allowance for Doubtful Accounts of $471,859	23,264
Other Assets	5,485
Total Assets	$ 597,401
Liabilities and Member's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 145,056
Due to Affiliates	332,345
Total Liabilities	477,401
Member's Equity	120,000
Total Liabilities and Member's Equity	$ 597,401

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Global Hunter Securities, LLC (the Company), a New York Limited Liability Company, is registered as a broker dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm. The Company is a non-clearing broker and, as such, had an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Effective January 1, 2014, the members of GHSHC, LLC (GHSHC) (formerly, the parent company of the Company), along with the members of the Seaport Group, LLC (Seaport Group), formed a new entity titled Seaport Global Holdings, LLC (Holdings). GHSHC and Seaport Group each contributed their broker dealer subsidiaries to Holdings. As such, Global Hunter Securities, LLC became affiliated with Seaport Group Securities, LLC, a FINRA registered broker dealer. In July 2014, FINRA granted the continuing membership application of Seaport Group Securities, LLC and the Company to merge the business operations and personnel of the two broker dealers. The name of the merged entity is Seaport Global Securities, LLC (Seaport). As part of the merger of the operations of the Company with Seaport, a transfer of assets and liabilities occurred as described in Note 2.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations, prior to the merger transaction (Note 2), amounted to $419,436 for the year ended December 31, 2014.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its member.

Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)
Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Subsequent to September 29, 2014, as described in Note 2, the Company transferred its equity sales and trading operations to Seaport Global Securities, LLC. Investment Banking and Advisory operations were transferred after December 31, 2014.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2014, the allowance for doubtful accounts was $471,859.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Application of Accounting Standards
In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its financial statements.

Note 1. Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards (Continued)

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board ("PCAOB") and American Institute of Certified Public Accountants ("AICPA"). The guidance is effective for all entities for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. Early application is permitted. The Company believes the adoption of this guidance will not have a material impact to its financial statements.

In January 2015, the FASB issued new accounting guidance related to the simplification of the income statement presentation by eliminating the concept of extraordinary items. Presentation and disclosure requirements for items that are unusual in nature or infrequently occurring will be retained. The guidance may be applied prospectively or on retrospective basis in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. Entities that elect prospective application will be required, at transition, to disclose both the nature and amount of an item included in income from continuing operations after adoption that relates to an adjustment of an item previously separately classified and presented as an extraordinary item before adoption, if applicable. The Company does not currently report any extraordinary items on its income statement; therefore, adoption of this guidance will not have a material impact to its financial statements.

Note 2. Merger of the Company with Seaport Group Securities, LLC

On December 31, 2014, the Company completed a merger of its operations with Seaport Group Securities, LLC. The resulting transfer of assets and liabilities of the Company was transacted indirectly through GHSHC's contribution of the Company into Holdings.

Amounts of assets transferred and liabilities assumed are as follows:

- Seaport – Financial assets totaling $9,258,474, consisting of cash, investments, and accounts receivable, and financial liabilities totaling $133,434, consisting of accrued expenses payable.
- Holdings – Financial assets totaling $197,886, consisting of cash and accounts receivable, financial liabilities of $6,917,200, consisting of accrued expenses payable, and non-financial assets totaling $4,348,500, comprised of fixed assets and goodwill.
- There was no gain or loss recognized on the transaction.
- All previously reported employee contracts transferred to Seaport.
- All previously reported lease commitments, except as disclosed in Note 9 were transferred to Seaport.

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Two of the Company's customers made up 41% of total revenue for the year ended December 31, 2014.

Note 4. Agreement with Clearing Organization

The Company utilized Goldman Sachs Execution and Clearing L.P. (Goldman Sachs) as its clearing broker during 2014. Terms of the agreement with Goldman Sachs called for the Company to maintain compensating balances of $1,000,000. On September 26, 2014, the agreement with Goldman Sachs was terminated and the clearing deposit was returned.

Note 5. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2014, the Company had no uncertain tax positions.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $423,596, which was in excess of its required net capital of $100,000. The Company's Aggregate Indebtedness to Net Capital ratio was 1.1 to 1 at December 31, 2014.

Note 7. Related Party Transactions

The Company had transactions with affiliates, including the advancement of funds and payment of rent. Amounts outstanding to affiliates were $332,345 at December 31, 2014.

Rent paid to affiliates totaled $1,358,905, for the year ended December 31, 2014.

Note 8. Guarantees

The Company has an irrevocable demand letter of credit with a local bank securing the office lease of one of its affiliates. The Company has a commercial guarantee and a note payable held as collateral for this letter of credit in the amount of $387,436. As of December 31, 2014, there were no funds drawn on the letter of credit.

Note 9. Commitments and Contingencies

Leases

The Company leases office space under an operating lease with an expiration date of September 2020. In addition, the Company is the guarantor on several leases of an affiliate. Future minimum lease payments and guaranteed lease payments under these operating leases are as follows:

2015	$ 124,467
2016	127,671
2017	131,265
2018	135,237
2019	137,802
Thereafter	105,336
Total	$ 761,778

Rent expense, including amounts paid to related parties as disclosed in Note 7, for office space and equipment totaled $1,462,331 for the year ended December 31, 2014.

The Company is the guarantor of certain leases for office space of affiliates under operating leases through December 2022. Future minimum lease payments under these operating leases are as follows:

2015	$ 702,083
2016	634,527
2017	628,655
2018	530,762
2019	534,086
Thereafter	838,802
Total	$ 3,868,915

Note 10. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2015, the date these financial statements were available to be issued, and identified no events requiring disclosure.